Exhibit 21

LIST OF SUBSIDIARIES

	Jurisdiction of	%
Name of Subsidiary	Organization	Ownership
Jinhao Power Holdings Ltd.	British Virgin Islands	100%
Jinhao Motorcycle Co., Ltd.	Hong Kong	100%
Jinhao New Energy (Zhaoqing) Development Co., Ltd.	People’s Republic of China	100%
Guangdong Jinhao Motorcycle Co., Ltd.	People’s Republic of China	49%